STERIS plc 70 Sir John Rogerson’s Quay Dublin 2 Ireland D02 R296 Tel: +351 1 232 2000

March 30, 2021

VIA EDGAR CORRESPONDENCE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:	Dillon Hagius, Attorney Advisor Division of Corporation Finance Office of Life Sciences

Re:	STERIS plc Amendment No. 1 to Registration Statement on Form S-4 Filed March 29, 2021 File No. 333-253799

Ladies and Gentlemen:

On behalf of STERIS plc (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-253799) of the Company be declared effective at 1:00 p.m. on April 1, 2021, or as soon thereafter as practicable. The Company respectfully requests that you notify Peter C. Zwick of such effectiveness by a telephone call to (214) 969-3706.

[Signature Follows]

Please contact Peter C. Zwick of Jones Day at (214) 969-3706 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,
STERIS plc

By:	/s/ J. Adam Zangerle
Name:	J. Adam Zangerle
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:          Peter C. Zwick